FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 May 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 29 May 2002 sent to the London Stock Exchange, under its requirement to submit a copy of its preliminary statement of annual results.

One Company Announcement notification dated 29 May 2002 sent to the London Stock Exchange, under its general requirements to submit copies of all material announcements for information purposes.

One Company Announcement notification dated 29 May 2002 sent to the London Stock Exchange, under its general requirements to submit copies of all material announcements for information purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 29 May 2002

By: ______________________________

ROBERT HARWOOD
Assistant Secretary

mmO2

PRELIMINARY ANNOUNCEMENT FOR THE YEAR ENDED 31 MARCH 2002

Released: 29 May 2002

"mmO_2 has delivered results in line with our expectations at the time of the demerger, despite a challenging industry environment. We were particularly encouraged by the progress made in Germany and the Netherlands. Tighter control of capital expenditure and working capital across the Group kept net debt below our original expectations."

FULL YEAR RESULTS:

- Active customer base grew by 12.2% to 17.5 million
- Service revenue grew by 17.7% to £3,672 million
- Total revenue grew by 11.5% to £4,276 million
- EBITDA (before exceptionals) was £433 million (2001: £(39) million)
- Loss before tax was £(873) million (2001: £(3,459) million) (i)
- Capital expenditure reduced to £1,142 million (2001: £1,581 million)
- Year-end net debt was £617 million (£506 million at demerger).

FOURTH QUARTER OPERATIONAL HIGHLIGHTS:

- Annual ARPU improving across the Group
- Data as % of service revenues grew to 13.4%
- Progress in UK contract market continued – 68,000 post-pay net adds
- Momentum maintained in German market – 235,000 total net adds
- Pre-pay ARPU was 6% ahead in Netherlands
- SMS usage in Ireland grew by 14% to 58 messages per customer/month
- More than 300 corporate customers are using O_2 BlackBerry™ device.

"We continued to focus on the strategic goals we set out at the time of our demerger: to deliver improved operational performance, to achieve more cohesive management of all our businesses, and to build our lead in the market for mobile data services. Our financial performance since demerger reflects the initial progress we have made in each of these areas.

Our market environment remains challenging, with subscriber growth slowing and the market for mobile data services still in its early stage of development. We believe mmO_2 has the right strategy and is well positioned for the next phase of industry growth, driven by customer demand for new mobile data services. We will continue to grow revenues and see further substantial improvement in our EBITDA margin. We remain totally committed to deliver on the goals we set out at the time of the demerger, and create value for our shareholders."

David Varney, Chairman, mmO_2 plc

i) 2001 comparative stated on statutory basis.
All other comparatives on a pro-forma basis.

The results of the six months and full year ended 31 March 2001 have been shown on a pro-forma basis to include the six months and twelve months respectively of all operating entities of mmO_2 as though they were subsidiaries for the whole of those periods.

Table 1 : Second-half and full-year P&L – by operating business

	Six months ending 31 March		Full year ending 31 March	
	2002	2001 pro-forma	**2002**	2001 pro-forma
	£ million	£ million	£ million	£ million
TURNOVER				
O_2 UK	1,388	1,372	2,756	2,706
O_2 Germany	455	384	875	677
O_2 Netherlands	111	62	200	114
O_2 Ireland	202	165	395	309
O_2 Online	61	14	100	15
Other & elims.	(40)	2	(50)	15
GROUP TOTAL	**2,177**	**1,999**	**4,276**	**3,836**
EBITDA BEFORE EXCEPTIONAL ITEMS				
O_2 UK	343	262	670	555
O_2 Germany	(52)	(128)	(166)	(343)
O_2 Netherlands	3	(56)	(51)	(104)
O_2 Ireland	63	36	122	68
O_2 Online	(13)	(94)	(68)	(143)
Other & elims.	(46)	(32)	(74)	(72)
GROUP TOTAL	**298**	**(12)**	**433**	**(39)**
Operating profit/(loss) before goodwill and exceptional items				
O_2 UK	115	121	298	300
O_2 Germany	(178)	(271)	(399)	(566)
O_2 Netherlands	(32)	(75)	(119)	(140)
O_2 Ireland	30	11	59	21
O_2 Online	(28)	(99)	(93)	(148)
Other & elims.	(55)	(45)	(83)	(80)
GROUP TOTAL	**(148)**	**(358)**	**(337)**	**(613)**
Exceptional items	-	-	(150)	-
Goodwill amortisation	-	-	(369)	-
Group operating loss			**(856)**	
Share of associates profit	-	-	8	-
Net interest	-	-	(25)	-
Loss on ordinary activities before taxation			**(873)**	

Table 2: Second-half and full-year capital expenditure

	Six months ending 31 March		Full year ending 31 March	
	2002	2001 pro-forma	**2002**	2001 pro-forma
	£ million	£ million	£ million	£ million
Capital expenditure				
O_2 UK	299	496	556	721
O_2 Germany	89	306	250	490
O_2 Netherlands	29	53	97	126
O_2 Ireland	41	60	85	127
O_2 Online	18	29	59	48
Other	43	49	95	69
GROUP TOTAL	**519**	**993**	**1,142**	**1,581**
Year-end net debt	-	-	**(617)**	-

SECOND HALF AND FULL YEAR FINANCIAL RESULTS

Continuing top-line growth
mmO_2's full-year service revenues grew by 17.7% to £3,672 million. Total revenue increased by 11.5% to £4,276 million. Growth was driven by a continuing increase in customer numbers, with mmO_2's active customer base growing by 12.2%, to 17.457 million at the year-end. Contract customers made up 35% of the Group's year-end base.

The decline in ARPU across the Group was largely halted in the second half, with blended 12-month ARPU in the fourth quarter slightly ahead of the previous quarter, in all mmO_2's operating businesses.

Revenue generated from data services more than doubled during the year, and accounted for 11.7% of Group service revenues. mmO_2's customers sent more than 5.3 billion text messages during the year.

Accelerating EBITDA improvement
mmO_2's full-year EBITDA (before exceptional items) improved to £433 million, from a loss of £(39) million last year. The Group's full-year EBITDA margin was 10.1%.

The rate of improvement increased in the second half, with EBITDA of £298 million achieved, compared to a loss of £(12) million in the second half last year. mmO_2's second half EBITDA margin was 13.7%.

Restructuring to improve operating efficiency
The Group incurred exceptional charges of £150 million in the year, comprising £27 million of exceptional items directly related to the demerger, and £123 million of restructuring costs in mmO_2's UK, German, Online and head office operations. The restructuring charges included £87 million in respect of redundancy costs.

Of the restructuring costs, £110 million related to the two programmes announced in February 2002, which aim to achieve annualised operating cost savings of £70 million. These programmes involve substantial reductions in the permanent workforce, to approximately 6,100 in O_2 UK and to 3,400 in O_2 Germany.

Full-year loss reduced
The operating loss for the full year, before goodwill amortisation and exceptional items, was £(337) million, a substantial improvement on the loss of £(613) million incurred in 2001.

Goodwill amortisation was £(369) million. The interest charge was £(25) million, reflecting the slower than expected increase in net debt. The tax charge was a credit of £23 million, reflecting the Group's present loss making position. The full year loss after tax was £(850) million, compared to a loss of £(3,529) million in 2001.

Tight control of investment
Capital expenditure for the full year was £1,142 million, a 28% reduction from 2001.

The rate of capital expenditure across the Group reduced sharply in the second half, reflecting the winding down of the GSM network build-out and GPRS upgrade programmes, and tight control of the ongoing investment programme.

Group capital expenditure in the second half almost halved to £519 million, from £993 million in the same period in 2001. In the second half of 2002 capital expenditure was 24% of Group revenue, compared to just under 50% in the previous year. The investment programme focussed on improving network quality, upgrading billing and customer management systems, and acquiring sites in preparation for the UMTS network build out.

Continuing balance sheet strength
The substantially lower rate of capital expenditure, and tighter management of cash and working capital across all mmO_2's businesses, resulted in year-end net debt of £(617) million. Year-end net debt was significantly below expectations at the time when mmO_2 was demerged with net debt of £(506) million.

BUSINESS DEVELOPMENTS

Group businesses all re-branded "O_2"
In May 2002 a single customer brand, O_2, was launched and is being rolled out across all our businesses. It is a brand that conveys freshness, life, freedom, and clarity, and will come alive for O_2's customers through innovative new products and services and the highest levels of customer service. In line with mmO_2's focus on lower operating costs, the re-branding costs are being absorbed within existing marketing budgets.

Focused "Products O_2" organisation
A Products O_2 organisation has been created, which includes O_2 Online, and is responsible for product development for all O_2 businesses. This remit includes all consumer and business products, and the new organisation has already made significant progress in delivering platforms, systems and capabilities across the Group. This includes roll-out of the BlackBerry™ corporate e-mail device across all the O_2 territories, and launching the O_2 xda.

Mobile data successes
At the end of the year O_2 UK achieved market leadership in SMS. Additionally, in the business mobile data market, O_2 is the clear leader in enabling businesses to connect to their office e-mail systems, and is the only operator currently offering the RIM BlackBerry™ device and secure e-mail solution. At the year-end, more than 300 O_2 corporate customers were BlackBerry™ users, with almost 6,000 devices in use.

Imminent new product and service launches

In February 2002 trials of new multi-media messaging services began, and these services will be rolled out during the year. Customers will be able to send and receive media-rich messages – a combination of text, sounds, images and video – to specially enabled handsets. O_2 will also continue to deploy exclusive and leading software solutions, such as Microsoft's MMIS, as well as recently launched devices such as the O_2 xda and Handspring Treo™.

Applications and content development

O_2 Online remains the leading mobile Web and WAP portal, with 4.9 million registered web accounts. To leverage this position, mmO_2 has created a web-based community for applications developers and integrators, known as Source O_2. This provides developers with access to live GSM, GPRS, and in the near future UMTS, test environments. Over 4,000 application developers are currently members of the Source O_2 community.

Live 3G network on Isle of Man

The first live 3G network in Europe became fully operational on the Isle of Man in December 2001. This is being used to trial mmO_2's UMTS products and services, including customer billing systems and tariff structures, and gives O_2 competitive insights into developing and operating a 3G network.

Pan-European mobile data network

mmO_2 intends to build a seamless pan-European broadband mobile data network, to support development of advanced multi-media services and their rapid launch across all mmO_2's operations simultaneously. This will be achieved by consolidating all existing equipment supply contracts into three new strategic partnerships, under which Nortel Networks and Nokia are to become principal network suppliers. As well as achieving seamless "always on" service across the whole O_2 footprint, the new partnerships will deliver capital expenditure savings of £375 million over the next five years.

Regulation

mmO_2 is co-operating with the European Commission and UK Office of Fair Trading in their investigation into international mobile telephony roaming prices. O_2 UK is also co-operating with the UK Competition Commission's industry-wide inquiry into the level of charges for connecting calls to networks. Publication of the Commission's report is expected by the end of the year.

OUTLOOK - GROUP

Revenue in the current financial year is expected to continue to grow, driven by a combination of further growth in the O_2 customer base, a richer customer mix, and improving ARPU across the Group.

Revenue generation from data services in the current financial year is expected to continue to grow as a proportion of service revenues, driven by the launch of new products and services across the Group, including multi-media messaging and the O_2 xda device.

The Group remains confident of its performance in the current financial year. O_2 UK is focused on improving its operating margins. O_2 Germany remains on track to deliver positive EBITDA before the end of the current financial year, and O_2 Netherlands is expected to build on its positive EBITDA performance in the second half of last financial year.

The Group will maintain tight control of its investment programme, and in particular will aim to match the timing and quantum of capital expenditure on the 3G network roll-out with the emerging demand for mobile data services. O_2 currently anticipates providing services on its 3G network from mid-2003, and capital expenditure in the current financial year is expected to be broadly in line with last year.

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;
- our annual report and accounts and half-yearly reports;
- our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

GROUP PROFIT AND LOSS ACCOUNT

Year ended 31 March 2002

	Note	2002 £m	2001 £m
Group turnover		**4,276**	3,200
Net operating expenses (including exceptional items)		**(5,132)**	(6,364)
EBITDA[1] before exceptional items		**433**	317
Depreciation before exceptional items		**(747)**	(362)
Amortisation		**(392)**	(298)
Operating loss before exceptional items		(706)	(343)
Exceptional items	3	**(150)**	(2,821)
Group operating loss		**(856)**	(3,164)
Group's share of operating profit/(loss) of joint ventures and associates		**8**	(286)
Total operating loss	2	**(848)**	(3,450)
Net interest payable and similar charges		**(25)**	(9)
Loss on ordinary activities before taxation		**(873)**	(3,459)
Tax on loss on ordinary activities	4	**23**	(70)
Loss on ordinary activities after taxation		**(850)**	(3,529)
Minority interests		-	(4)
Retained loss for the financial year		**(850)**	(3,533)
Basic and diluted loss per share (pence)	5	**(9.8)p**	(40.7)p

[1] EBITDA is earnings before interest, tax, depreciation, amortisation and exceptional items, excluding share of operating profits and losses of associates and joint ventures.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 March 2002

	2002 £m	2001 £m
Loss for the financial year	**(850)**	(3,533)
Currency translation differences arising on foreign currency net investment in:		
Subsidiaries	**161**	(21)
Joint ventures	**-**	10
Total recognised losses relating to the year	**(689)**	(3,544)

GROUP BALANCE SHEET

As at 31 March 2002

	2002 £m	2001 £m
Fixed assets		
Intangible assets	15,992	15,624
Tangible assets	4,094	3,727
Investments	37	33
	20,123	19,384
Current assets		
Stocks	68	157
Debtors	1,090	959
Investments	859	280
Cash at bank and in hand	20	389
	2,037	1,785
Creditors: amounts falling due within one year	(1,521)	(1,504)
Net current assets	516	281
Total assets less current liabilities	20,639	19,665
Creditors: amounts falling due after more than one year	(1,403)	(399)
Provisions for liabilities and charges	(402)	(206)
Net assets	18,834	19,060
Capital and reserves		
Called up share capital	9	-
Other reserves	22,656	-
Profit and loss account	(3,831)	-
Owners' net investment	-	19,068
Equity shareholders' funds	18,834	19,068
Equity minority interests	-	(8)
	18,834	19,060

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March 2002

	2002 £m	2001 £m
Group operating loss	**(856)**	(3,164)
Depreciation and amortisation charges	**1,139**	3,481
Loss on disposal of fixed assets	**9**	4
Decrease / (increase) in stock	**89**	(31)
(Increase) / decrease in debtors	**(38)**	151
Increase / (decrease) in creditors	**24**	(130)
Increase in provisions	**90**	7
Net cash inflow from operating activities	**457**	318
Returns on investments and servicing of finance	**(9)**	(11)
Taxation	**(4)**	21
Capital expenditure and financial investment	**(1,231)**	(5,234)
Acquisitions and disposals	**(864)**	(12,574)
Cash outflow before management of liquid resources and financing	**(1,651)**	(17,480)
Management of liquid resources	**(459)**	-
Financing	**1,790**	17,593
(Decrease) / increase in cash in the year	**(320)**	113

GROUP NET DEBT
As at 31 March 2002

	2002 £m	2001 £m
Cash at bank and in hand	**20**	389
Current asset investments	**859**	280
Bank overdrafts	**-**	(49)
Euro medium term notes (net of issue costs)	**(982)**	-
Loan notes	**(58)**	(132)
Obligations under hire purchase contracts	**(406)**	(282)
Other loans and borrowings	**(50)**	-
Net (debt) / funds	**(617)**	206

1 Basis of preparation

mmO_2 (the "Group") was formed during the year ended 31 March 2002 as part of the demerger of the Group from British Telecommunications plc ("BT") which was completed on 19 November 2001. The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising the Group had been part of the Group for all periods presented, since they have been under common control throughout this period. Businesses acquired from third parties during the period presented have been accounted for using acquisition accounting, from the date control was gained.

The consolidated financial statements have been prepared using the same accounting policies and principles as set out in the mmO_2 plc Listing Particulars dated 18 September 2001, with the exception of the accounting for notional loans and borrowings from BT. For the purpose of the preparation of the financial information contained in the Listing Particulars, a portion of BT's short- and long-term loans and other borrowings were allocated to the Group. The basis of preparation adopted for the consolidated financial statements for the year ended 31 March 2002, shows the results and financial position of the Group with no allocations of loans and other borrowings from BT. Loans and other borrowings previously allocated to the Group for the purpose of the Listing Particulars of £16,140 million, and the related interest payable, net of taxation, of £476 million, have not been allocated to the Group. This is consistent with the debt structure of the Group following the completion of its demerger from BT and reflects the fact that these notional loans and other borrowings were not passed down to the Group on demerger. The impact of this difference in presentation on the balance sheet at 31 March 2001 is to increase equity shareholders' funds from £2,452 million to £19,068 million.

2 Segmental analysis

	Group turnover	Depreciation and amortisation	Operating profit/(loss) of associates and joint ventures	Total operating profit/(loss)
	£m	£m	£m	£m
Year ended 31 March 2002				
Mobile telecommunications				
UK	2,756	398	8	194
Germany	875	235	-	(430)
Other countries	595	132	-	(73)
Total mobile telecommunications	4,226	765	8	(309)
Mobile internet services - UK	100	25	-	(103)
Other businesses - UK	54	9	-	(22)
Central overheads and adjustments	-	340	-	(414)
Inter-segment eliminations	(104)	-	-	-
Group total	4,276	1,139	8	(848)
Year ended 31 March 2001				
Mobile telecommunications				
UK	2,706	281	17	291
Germany	65	43	(285)	(344)
Other countries	399	86	(18)	(109)
Total mobile telecommunications	3,170	410	(286)	(162)
Mobile internet services - UK	15	5	-	(148)
Other businesses – UK	47	5	-	(17)
Central overheads and adjustments (i)	(14)	3,061	-	(3,105)
Inter-segment eliminations	(18)	-	-	(18)
Group total	3,200	3,481	(286)	(3,450)

(i) Includes an exceptional charge of £2,800 million in respect of impairment of goodwill relating to O_2 Germany

3. Exceptional items

	2002 £m	2001 £m
Exceptional items:		
Costs relating to demerger from BT	**27**	-
Costs relating to business closure and reorganisation	**123**	-
Goodwill impairment	**-**	2,800
Write-off of IT systems relating to integration	**-**	21
	150	2,821

The exceptional items in the year ended 31 March 2002 relating to the business closure and reorganisation relate to the restructuring of the UK and German operations post demerger and include £87 million in respect of redundancy costs.

A review in accordance with the principles of FRS 11 (Impairment of fixed assets and goodwill) was performed as at 31 March 2001 and 31 March 2002. Based on this review performed in 2002, no impairment charge has been made. The review in 2001 resulted in an exceptional charge to operating costs of £2,800 million in respect of O_2 Germany (formerly Viag Interkom GmbH & Co). The charge has been allocated to the goodwill arising on the acquisition of the remaining 55% interest in O_2 Germany that was purchased during the year ended 31 March 2001. The goodwill impairment does not give rise to any cash flows.

4. Tax on loss on ordinary activities

	2002 £m	2001 £m
Current tax		
United Kingdom corporation tax at 30%	13	(21)
Tax on Group's share of results of associates	(2)	(7)
Adjustments in respect of prior periods	2	(1)
Non-UK tax	(2)	-
Total current tax credit/(charge)	11	(29)
Deferred tax at 30%		
Origination and reversal of timing differences	6	(49)
Adjustments in respect of prior periods	6	8
Total deferred tax credit/(charge)	12	(41)
Tax credit /(charge) on loss on ordinary activities	23	(70)

5. Loss per share

Basic and diluted loss per share has been calculated by dividing the loss for the financial year of £850 million (2001; £3,533 million) by 8,670 million shares (2001: 8,670 million), being the weighted average number of ordinary shares in issue since demerger. For 2001 the number of ordinary shares is based on the issued share capital of BT at the date of demerger and a one for one allotment at that date.

6. Acquisitions

In February 2001, Telenor exercised a put option to sell its remaining 49.5% interest in O_2 Communications (Ireland) Limited (formerly Digifone mmO_2 Limited) to the Group and this transaction was completed in April 2001, following approval by the regulator.

The total consideration for this stake was £877 million including expenses resulting in additional goodwill of £884 million. The consideration includes £17 million payable to the former Managing Director for his 2% stake in the non-voting shares of O_2 (Communications) Ireland Limited, of which £13 million is payable after the year end.

The financial information contained in this preliminary announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2002 or 31 March 2001. The financial information is derived from the statutory consolidated financial statements of the Group for the year ended 31 March 2002 which were approved by the Board of Directors on 28 May 2002. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under either section 237 (2) or (3) of the Companies Act 1985. The 2002 financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

APPENDIX 1 : BUSINESS REVIEW

1. O_2 UK (formerly BT Cellnet)

Second half results

Service revenues in the second half grew by 9% to £1,225 million. Total revenue was £1,388 million and EBITDA increased by 31% in the second half to £343 million. The EBITDA margin was 24.7%, up from 19.1% in the second half of last year. Capital expenditure in the second half was £299 million, £197 million lower than in 2001.

Full year results

Service revenues for the full year grew by 10% to £2,426 million. Total revenue was £2,756 million and EBITDA for the full year increased by £115 million to £670 million. The full year EBITDA margin advanced to 24.3%, from 20.5% in 2001. Full year capital expenditure was £556 million, 23% below the previous year.

During the year the total number of customers increased by 4.7% to 11,084 million, of which 32% were contract customers. Annual contract ARPU increased by 2.7% to £498. The average subscriber acquisition cost (SAC) increased slightly to £90, from £87 in 2001, due to the richer mix of customers acquired during the year.

Revenue from data services grew substantially during the year, and the proportion of service revenues generated by data doubled to 11.8%. The number of SMS messages handled increased to 3.4 billion, from 1.6 billion in 2001.

Fourth quarter key performance indicators

O_2's turnaround in the UK contract market was sustained, with 68,000 new contract customers added during the quarter. March was O_2 UK's highest net connections month in the contract market since November 1999. The contract churn rate fell to 31%, from 34% in the previous quarter, reflecting the continued success of O_2 UK's customer retention programmes. The contract SAC was significantly below the previous quarter.

Contract ARPU continued to improve, to £498 from £493 in the previous quarter. O_2 UK's focus on higher value customers, and not pursuing uneconomic connections, was reflected in pre-pay ARPU, which increased to £108 from £105 in the third quarter, and in a lower pre-pay SAC. There was a net decline of 59,000 in the pre-pay customer base in the quarter.

Blended 12-month ARPU showed a marginal increase, to £231 from £230 in the previous quarter. The blended SAC was in line with the previous two quarters.

Data revenues continued to grow strongly and represented 13.8% of O_2 UK's total service revenue, compared to 13.4% in the previous quarter. More than a billion SMS messages were carried and O_2 ended the quarter as market leader for this service.

Business developments

O_2 UK initiated a restructuring exercise, which aims to reduce the permanent workforce from 7,500 to 6,100 people by the end of 2002/03. This programme will affect back office, technical and administrative functions across the business, and will also include closure of 133 of the existing 320 retail outlets.

A new integrated systems platform is being developed which will enhance O_2 UK's customer care capability and enable more targeted marketing. In addition, the effective retention and upgrade schemes that enabled contract churn to be reduced substantially in 2002 are being developed further and their coverage extended.

A roaming agreement was signed with Hutchison 3G (H3G), the holder of the fifth UK UMTS licence. This allows H3G's customers to roam onto O_2's GSM/GPRS network in areas where H3G does not have coverage. The agreement becomes effective at the time of the commercial launch of H3G's service.

O_2 UK's 3G network sharing agreement with T-Mobile is operating well, with good progress made in obtaining 3G sites.

2. O_2 Germany (formerly Viag Interkom)

Second half results
Service revenues in the second half grew by 24% to £366 million. Total revenue increased by 18% from the second half of 2001 to £455 million, and the EBITDA loss was reduced to £(52) million, from £(128) million in the same period last year. This also represented a major improvement on the £(114) million EBITDA loss in the first half of the year. Capital expenditure in the second half was reduced to £89 million from £306 million in the second half of 2001.

Full year results
Service revenues for the full year were £696 million compared to £523 million in the previous year. Total revenue for the full-year increased by 29% to £875 million, and the EBITDA loss for the full year was more than halved to £(166) million. Capital expenditure for the full-year was £250 million, down from £490 million in 2001.

The total customer base increased by 23% to 3.891 million, with 70% of this growth coming in the second half. At the year-end O_2's share of the German market was approximately 7%. The blended SAC for the year was £95, down from £142 in the previous year, with the level of pre-pay SAC halved.

O_2 Germany maintained its rich customer mix, with contract customers representing just over 50% of the total base at both the start and the end of the year. After falling in the first half, ARPU steadied and then turned upwards towards the end of the year. Annual blended ARPU was £195. Revenue from data represented 13.3% of O_2 Germany's full year service revenues.

Fourth quarter key performance indicators
The momentum built up by O_2 in the German market since October was maintained into the fourth quarter. The total customer base grew by 6.4%, with 235,000 net new customers added. This represented the majority of total net additions in the German market during the quarter.

Contract customers represented around 46% of O_2 Germany's net additions, reflecting the continuing appeal of the differentiated "Genion Home" home-zone service, which accounted for around 75% of the contract gross additions. The average post-pay SAC increased marginally over the previous quarter, but remained below the average for the full year. Contract ARPU increased to £313, from £306 in the third quarter. This reflects the higher ARPU generated by the Genion Home service, which at the end of the quarter made up 47% of O_2 Germany's total contract customer base.

The 7% growth in O_2 Germany's pre-pay customer base was driven by attractive and competitive promotional offers. The pre-pay SAC was unchanged from the third quarter, and well below the average for the full year. Pre-pay ARPU at £71 was marginally ahead of the previous quarter.

O_2 Germany's blended ARPU was £195, up 1.5% on the previous quarter, reflecting the increase in both pre-pay and post-pay ARPU. The blended SAC remained below the average for the full-year. Pre-pay and post-pay churn were both lower than in the third quarter.

Data revenues grew significantly and were 14.5% of service revenues in the quarter, compared to 12.8% in the previous quarter. The total number of SMS messages grew by 14% over the previous quarter, to 286 million.

Business developments

To reinforce the drive for cost efficiency, O_2 Germany implemented a programme to reduce headcount by an additional 500, to approximately 3,400 people. This involves streamlining internal business processes and retail operations.

The UMTS network sharing agreement with T-Mobil, which aims to deliver substantial capital expenditure savings as well as accelerate the roll-out of 3G network coverage, is progressing well. O_2 Germany has already sourced over 3,000 locations for 3G base stations.

3. O_2 Netherlands (formerly Telfort)

Half year results

Service revenue in the second half grew to £100 million, from £57 million in the previous year. Total revenue was £111 million, compared to £62 million in the second half of 2001. O_2 Netherlands achieved positive EBITDA for the first time in the second half, delivering £3 million of EBITDA on total revenue of £111 million. The EBITDA improvement over the same period last year was £59 million. Capital expenditure was £29 million, down from £53 million in the second half of 2001.

Full year results

Service revenue for the full year grew by 83% to £183 million. Total revenue grew by 75% to £200 million and the EBITDA loss for the full-year was £(51) million, more than halving the previous year's loss of £(104) million. Capital expenditure in the full year was reduced by 23% to £97 million.

During the year the customer base grew from 0.792 million to 1.255 million, a gain of over 58% which moved O_2 from fifth into third place in the Dutch market. The major component of this customer growth was the acquisition of more than 475,000 active Postbank customers, in a promotion linked to their savings accounts and providing a suite of mobile banking capabilities. By the year-end these customers had used WAP or SMS to make more than two million balance enquiries over the O_2 Netherlands network. The cost of acquiring the Postbank customers was in line with O_2's SAC for its other pre-pay customers in the Netherlands, and the average SAC for the full-year was £75, a significant reduction on the SAC of £99 incurred in 2001.

O_2 Netherlands' blended ARPU increased from £151 to £163 during the year, with improvements in both pre-pay and post-pay ARPU. Data as a proportion of service revenue was 8.9% for the full year, and the number of SMS messages sent over the O_2 Netherlands network more than doubled to 288 million.

Fourth quarter key performance indicators

Blended ARPU in the quarter was 2% ahead of the third quarter. The improvement was particularly encouraging in the pre-pay segment, where ARPU increased by 6% to £84, which was higher than in any of the three previous quarters. This reflects the success of O_2's promotional campaigns, aiming to stimulate voice and data usage.

There was a 46,000 reduction in O_2's customer base in the Netherlands in the fourth quarter, reflecting the competitiveness of the market as a whole. The decline was seen in gross additions, rather than increased churn, which was almost unchanged on the previous quarter. The average subscriber acquisition cost increased.

The number of SMS messages increased by 38% compared to the third quarter, to a total of 110 million. However data as a proportion of service revenues dropped to 9.2% from 10.0%.

Business developments
O_2 Netherlands signed a letter of intent with Ericsson to outsource the management of all its mobile network operations. This initiative will improve network efficiency, accelerate development of multimedia services, and achieve significant operating cost savings. The pre-pay customer service centre was also out-sourced, which led to an increase in service levels while at the same time accommodating the substantial growth in the customer base from the Postbank promotion. Both initiatives leave O_2 Netherlands free to focus on developing and delivering the products and services its customers want, in a flexible and cost-effective manner.

Wholesale agreements were signed during the year with Tele2 and with debitel Netherlands. Under the enhanced service provider agreement with debitel, O_2 Netherlands will rent network capacity to debitel and provide it with access to systems that support text messaging, voicemail and customer management.

A Memorandum of Understanding was signed with KPN covering network sharing during the build-out of both operators' UMTS networks.

4. O_2 Ireland (formerly Digifone)

Half year results
Service revenues in the second half were £187 million. Total revenues were £202 million and EBITDA in the half year was £63 million, up 75% on 2001. The EBITDA margin improved to 31.2%, from 21.8% in the second half of 2001. Capital expenditure in the second half was £41 million, down from £60 million the previous year.

Full year results
Service revenues in the full year were £367 million, up from £289 million last year. Total revenue for the full year grew by 28% to £395 million. EBITDA increased to £122 million, from £68 million the year before. The full year EBITDA margin improved to 30.9%, from 22.0% in 2001. Capital expenditure in the full year was reduced by 33% to £85 million

The total customer base grew by 21% during the year to 1.18 million, with 30% of the year-end base comprising contract customers. The blended SAC during the year was £75, compared to £95 in 2001, with a 9% increase in the contract SAC more than offset by a 36% reduction in the pre-pay SAC. Annual pre-pay and contract ARPU remained substantially the highest in the Group, at £197 and £622 respectively.

A total of 667 million SMS were carried during the year, almost double the total in the previous year. As a proportion of full year service revenue, data increased to 10%, from 6% in 2001.

Fourth quarter key performance indicators
O_2 Ireland added 18,000 net new customers during the fourth quarter, to bring the total customer base to 1.180 million. Lower gross customer additions, and higher pre-pay churn, reflected the high penetration and competitiveness of the Irish market.

O_2 Ireland reduced its blended SAC in the quarter by 12% compared to the third quarter, with the pre-pay SAC almost halved, offsetting a small increase in the post-pay SAC. ARPU remained broadly flat in the quarter, with blended ARPU of £329 in line with the two previous quarters. This pattern was similar in both the pre-pay and post-pay segments.

SMS usage continued to grow strongly, with 204 million messages being sent in the quarter, up 14% on the previous quarter. This represents approximately 58 SMS per customer per month.

Revenue generated from data grew broadly in line, and accounted for 11.5% of O_2 Ireland's service revenue in the fourth quarter compared to 10.4% in the previous quarter.

Business developments

In March, O_2 Ireland applied for both the 'A' and 'B' 3G mobile phone licences that were put out to tender in December. The results of the tender process are due to be announced in June 2002. If O_2 Ireland's application is successful, roll-out of the 3G service could begin in the first half of 2004.

A restructuring of the retail operation was announced in May. This involves the integration of the four existing retail businesses into a new company, O_2 Retail. The restructuring enables O2 Ireland to adopt one common retail approach, and maintain a strong competitive position in the market. It also allows removal of duplication of stores, a reduction in overhead costs, and a more focused sales approach through the retail channel.

5. O_2 Online (formerly Genie)

Second half results

Total revenue in the second half was £61 million, more than four times the revenue generated in the second half of 2001. 36% of this revenue was generated from third-party business, with the remainder being generated from the O_2 network operators. The second half EBITDA loss was reduced sharply, to £(13) million, from £(94) million in the previous year. Capital expenditure in the second half was reduced to £18 million, from £29 million in the same period last year.

Full year results

Total revenue for the year was £100 million, an increase of £85 million over the previous year. £33 million was generated externally. The EBITDA loss for the full year was £(68) million, more than halving the previous year's loss. Capital expenditure was £59 million, an increase on the previous year, reflecting investment in billing systems and platforms for new messaging services.

Fourth quarter key performance indicators

The number of WAP active users during the quarter was 1.64 million and the total number of WAP page impressions increased by 38% to 622 million. Excluding the impact of the closure of the portal operations in Spain, France and Italy, the number of Web portal registered accounts increased by 18% to 4.869 million.

By the end of the quarter O_2 Online had attracted more than 300,000 high value mobile customers on to the O_2 UK network. The complete customer relationship, including purchase, care and billing, is managed via the O_2 Online portal. Customers on O_2 Online tariff packages are significantly higher users of data services than the industry average, with 99% sending text messages and 42% being active WAP users, and this is reflected in their pre-pay and post-pay ARPU being above the O_2 UK average. The SAC for Online customers is significantly below the O_2 UK average.

Business developments

Following demerger O_2 created a single mobile data business focused on building and marketing O_2's portfolio of data products and services to mobile users across the O_2 footprint. This business incorporates both on-line (formerly Genie) and off-line products, for consumers and business users. O_2's web and mobile portals remain among the leading in Europe. O_2 Online rationalised its operations, exiting France, Spain and Italy, to focus on the O_2 footprint.

O_2 Online's portfolio of data products and services aims to both generate revenue and at the same time attract and retain high value customers onto the O_2 networks. During the year O_2 drove increased data usage through development of a strong portfolio of web and WAP applications, compelling content and innovative messaging products. Building on the success of SMS, in February a multi-platform Instant Messaging product was launched, and a multi-media messaging service is expected to be launched later this year.

During the year, as part of the drive for operational efficiency and long-term cost savings, the on-line platforms were deployed across the Group, and platform operations out-sourced.

6. Other businesses

Manx

Full year turnover grew by 13% to £43 million. EBITDA for the full year increased by 33% to £16 million, and operating profit before goodwill and exceptionals was £11 million, compared to £8 million in 2001. Full year capital expenditure was £5 million compared to £17 million in the previous year. At the year end the business had 47,000 mobile customers, 45% of them post-pay.

In December Manx launched the first fully operational UMTS service in Europe. It offers a number of advanced broadband applications on its 3G network, including location-based services, video telephony, on-line gaming, video surveillance and mobile office applications. Serving as mmO_2's 3G test-bed, Manx provides the Group with in-depth experience and insight into the challenges of 3G network development and roll-out, as well as market testing new products and mobile data services.

Airwave

Capital expenditure for the full year was £90 million, compared to £52 million in 2001. Revenue was £11 million, reflecting the commissioning of the service in several police forces towards the end of the year.

Roll-out of Airwave's TETRA network continues, with the service now introduced into 6 of the UK's 54 police forces, all of which are covered by the contract. The Metropolitan Police Service is expected to switch to Airwave in late 2003, with full national rollout expected to be completed by 2005.

The Airwave service is currently being marketed to other public safety users, such as fire services, ambulance and health trusts and the Ministry of Defence. During the year the Lancashire Fire and Rescue service signed a contract, and the Ministry of Defence made Airwave the de facto military standard for secure UK radio mainland radio communications.

APPENDIX 2 – FOURTH QUARTER KEY PERFORMANCE INDICATORS

1. Customer numbers (i)

('000)	Customers at 31 Dec. 2001	Net additions during period	Customers at 31 March 2002
O_2 UK			
Pre-pay	7,601	(59)	7,542
Post-pay	3,474	68	3,542
Total	11,075	9	11,084
O_2 GERMANY			
Pre-pay	1,785	127	1,912
Post-pay	1,871	108	1,979
Total	3,656	235	3,891
O_2 Netherlands			
Pre-pay	1,070	(48)	1,022
Post-pay	231	2	233
Total	1,301	(46)	1,255
O_2 Ireland			
Pre-pay	807	17	824
Post-pay	355	1	356
Total	1,162	18	1,180
Manx			
Pre-pay	23	3	26
Post-pay	20	1	21
Total	43	4	47
mmO_2 Group			
Pre-pay	11,286	40	11,326
Post-pay	5,951	180	6,131
Total	17,237	220	17,457
Pre-pay %	65.5%	18.2%	64.9%
Post-pay %	34.5%	81.8%	35.1%

(i) Customer is classified as an active SIM card i.e. a call made or received within 3 months

2. Average revenue per user (ARPU)

(£)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December	3 months ended 31 March
O_2 UK				
12-month rolling				
Pre-pay	110	108	105	108
Post-pay	486	489	493	498
Blended	251	238	230	231
Monthly average				
Pre-pay	9	9	9	9
Post-pay	41	43	42	40
Blended	19	20	19	19
O_2 GERMANY				
12-month rolling				
Pre-pay	na (i)	na (i)	70	71
Post-pay	na (i)	na (i)	306	313
Blended	na (i)	na (i)	192	195
Monthly average				
Pre-pay	5	5	8	6
Post-pay	24	27	27	26
Blended	15	16	18	17
O_2 Netherlands				
12-month rolling				
Pre-pay	82	83	79	84
Post-pay	477	487	487	492
Blended	158	165	160	163
Monthly average				
Pre-pay	7	7	6	8
Post-pay	41	41	40	42
Blended	15	14	12	14
O_2 Ireland				
12-month rolling				
Pre-pay	214	190	195	197
Post-pay	630	623	624	622
Blended	366	330	331	329
Monthly average				
Pre-pay	18	17	17	16
Post-pay	53	52	51	51
Blended	30	28	28	27

(i) Comparable data not available - annualised six-month ARPU previously reported.

3. Average revenue per user (ARPU) - EURO

(Euro)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December	3 months ended 31 March
O_2 UK				
12-month rolling				
Pre-pay	179	175	169	174
Post-pay	790	793	793	806
Blended	408	386	370	374
Monthly average				
Pre-pay	14	15	14	15
Post-pay	66	69	68	66
Blended	31	32	31	31
O_2 GERMANY				
12-month rolling				
Pre-pay	na (i)	na (i)	113	115
Post-pay	na (i)	na (i)	493	507
Blended	na (i)	na (i)	309	315
Monthly average				
Pre-pay	8	8	12	10
Post-pay	39	43	44	43
Blended	24	26	29	27
O_2 Netherlands				
12-month rolling				
Pre-pay	133	135	127	136
Post-pay	776	790	783	797
Blended	257	268	257	264
Monthly average				
Pre-pay	12	12	9	13
Post-pay	66	66	65	68
Blended	25	23	19	23
O_2 Ireland				
12-month rolling				
Pre-pay	348	308	314	319
Post-pay	1,025	1,010	1,004	1,008
Blended	595	535	532	533
Monthly average				
Pre-pay	30	27	27	27
Post-pay	87	84	82	83
Blended	50	45	45	44
Euro Rates				
Quarterly	1.6268	1.6149	1.6110	1.6273
Annually	1.6261	1.6214	1.6084	1.6200

(i) Comparable data not available - annualised six-month ARPU previously reported.

4. O_2 Online metrics

(thousand)	3 months to 30 June	3 months to 30 Sept.	3 months to 31 Dec.	3 months to 31 March
Web portal registered accounts	5,322	5,752	5,807	4,869
Of which continuing businesses (i.e. excluding Spain, France, Italy)	3,557	3,697	4,109	4,869
(million)				
WAP page impressions	309	463	452	622

5. WAP Active Users

(thousand)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December	3 months ended 31 March
O_2 UK	788	820	872	928
O_2 Germany	270	272	301	294
O_2 Netherlands	na	na	311	264
O_2 Ireland	na	83	122	155
Total	-	-	1,606	1,641
Growth	-	-	-	+2.2%

6. SMS MESSAGES

(million)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December	3 months ended 31 March
O_2 UK	639	754	931	1,060
O_2 Germany	205	217	250	286
O_2 Netherlands	38	60	80	110
O_2 Ireland	134	150	179	204
Manx	2	4	5	6
mmO_2 total	1,018	1,185	1,445	1,666
Growth		+16.4%	+22.0%	+15.3%

APPENDIX 3: FULL YEAR KEY PERFORMANCE INDICATORS

1. O_2 UK

	12 Months to 31 Mar. 2002	12 Months to 31 Mar. 2001
CUSTOMERS ('000)		
Pre-pay	7,542	7,134
Post-pay	3,542	3,455
Total	11,084	10,589
ARPU (£)		
Pre-pay	108	114
Post-pay	498	485
Blended	231	269
SAC (£)		
Pre-pay	53	63
Post-pay	180	184
Blended	90	87
Churn		
Pre-pay	32%	24%
Post-pay	31%	44%
Blended	32%	32%

2. O_2 Germany

	12 Months to 31 Mar. 2002	12 Months to 31 Mar. 2001
CUSTOMERS ('000)		
Pre-pay	1,912	1,560
Post-pay	1,979	1,607
Total	3,891	3,167
ARPU (£)		
Pre-pay	71	na (i)
Post-pay	313	na (i)
Blended	195	na (i)
SAC (£)		
Pre-pay	44	87 (ii)
Post-pay	160	220 (ii)
Blended	95	142 (ii)
Churn		
Pre-pay	35%	na (i)
Post-pay	21%	16%
Blended	28%	na (i)

(i) Comparable data not available - registered customer basis previously reported.
(ii) Data for the 12 months to 31 December 2000 only.

3. O_2 Netherlands

	12 Months to 31 Mar. 2002	12 Months to 31 Mar. 2001
CUSTOMERS ('000)		
Pre-pay	1,022	617
Post-pay	233	176
Total	1,255	793
ARPU (£)		
Pre-pay	84	80
Post-pay	492	469
Blended	163	151
SAC (£)		
Pre-pay	55	88
Post-pay	198	138
Blended	75	99
Churn		
Pre-pay	27%	na (i)
Post-pay	27%	32%
Blended	27%	na (i)

(i) Comparable data not available.

4. O_2 Ireland

	12 Months to 31 Mar. 2002	12 Months to 31 Mar. 2001
CUSTOMERS ('000)		
Pre-pay	824	641(ii)
Post-pay	356	332
Total	1,180	973(ii)
ARPU (£)		
Pre-pay	197	na (i)
Post-pay	622	637
Blended	329	na (i)
SAC (£)		
Pre-pay	44	69
Post-pay	202	185
Blended	75	95
Churn		
Pre-pay	44%	na (i)
Post-pay	23%	na (i)
Blended	38%	na (i)

Comparable data not available - registered customer basis previously reported.
Active pre-pay base estimated

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO_2 has also applied for a 3G licence in Ireland.

mmO_2 has approximately 17. 5 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 billion. Data represented 13.4% of total service revenues in the quarter ending 31 March 2002.

mmO_2 Contacts:

Richard Poston
Director, Corporate Communications
mmO_2 plc
richard.poston@o2.com
t: +44 (0)20 8606 1661

David Boyd
Head of Investor Relations
mmO_2 plc
david.boyd@o2.com
t: +44 (0)20 8606 1230

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 Corporate Communications
t: +44 (0)20 8606 1402